UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 30 May 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Market release: Commerce Commission clears Telecom purchase of final lot of 700MHz spectrum for 4G mobile services

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 30 May 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

Market Release 30 May 2014

Commerce Commission clears Telecom purchase of final lot of 700 MHz spectrum for 4G mobile services

The Commerce Commission has announced today that Telecom has been cleared to proceed with the purchase of the final 2x5 MHz lot of 700 MHz radio spectrum.

Telecom is the only mobile network operator with four lots of this spectrum. Telecom Chief Executive Simon Moutter said, “We are pleased that our purchase of a fourth lot of 700 MHz spectrum has been cleared. This fourth lot will provide significant benefits to customers in terms of the potential speed and capacity of Telecom’s 4G mobile network.

“The more of this 700MHz spectrum a carrier has, the faster the speeds it will be capable of offering and the more data it can carry. So this fourth lot puts Telecom in the best position in the market to deliver a very high-performance 4G mobile network for New Zealand, including in less densely populated areas.

“This demonstrates Telecom’s absolute commitment to being the leader in mobile and data network capability, and provides a strong foundation for Telecom to continue to deliver world class mobile and data services to New Zealanders across the country.”

Telecom has already begun trialling its high speed 4G data network over APT700 MHz spectrum, alongside partner Huawei Technologies. The non-commercial trial, involving selected customers, will inform the future network build. Early trial results have shown impressive 4G performance.

“We’ve now got a leading data network integrating 3G, 4G, WiFi, ADSL, VDSL and Fibre, backed up by a nationwide optical transport network that is underpinning anytime, anywhere connectivity for customers. With the addition of this 700 MHz spectrum, we can accelerate our plans to help unleash New Zealand’s data, mobility and digital services future.”

In the auction, Telecom bid $83 million for the final lot, in addition to a total of $66 million for three lots in the initial auction round. Vodafone successfully bid for 2x15 MHz (three lots), while 2Degrees successfully bid for 2x10 MHz (two lots).

A final assignment round, during which each successful bidder will bid for a location within the spectrum band, is still to be held.

Background

The 700 MHz spectrum band, previously used for analogue broadcast services, is expected to allow mobile operators to provide 4G mobile broadband services – already being built in New Zealand’s main cities – much more extensively in New Zealand, including in less densely populated areas.

Telecom launched 4G services, utilising existing spectrum in the 1800 MHz range, in Auckland, Wellington and Christchurch in November 2013 and has continued to rapidly extend its network into many other parts of New Zealand throughout 2014.

New Zealand is one of the first countries in the world to clear and reallocate a portion of the APT700 band plan (otherwise known as the Digital Dividend spectrum) to support mobile broadband usage. While the Government’s 700 MHz spectrum auction process has not yet concluded, the Ministry of Business, Innovation and Employment (MBIE) has approved temporary use of the spectrum for trial purposes.

The trial will help Telecom to hit the ground running once the spectrum becomes commercially available, speeding up the delivery of Telecom’s 4G mobile network beyond the major metropolitan centres. The trial is being conducted by Telecom in conjunction with Huawei Technologies over 11 cell sites spread across three Waikato locations including central Hamilton and the Mystery Creek Events Centre. In addition to technical testing, Telecom will use the trial to showcase 700 MHz 4G at the National Agricultural Fieldays event at Mystery Creek and for piloting mobility solutions with Gen-i clients.

In a further boost to 4G capability, on 26 May Telecom made carrier aggregation (CA) technology live on six of its 4G mobile sites. Telecom has worked with technology partner Huawei to bring this new potential to New Zealand. Carrier aggregation allows mobile users to access two mobile spectrum bands simultaneously over their mobile devices – the combination giving them a significant increase in data speeds.

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For media queries, please contact: Richard Llewellyn

Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Corporate Finance +64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand